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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)


                               (AMENDMENT NO. 8)*
                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

     CLASS A COMMON STOCK,
   PAR VALUE $.01 PER SHARE                                 518439 10 4
------------------------------                             --------------
(TITLE OF CLASS OF SECURITIES)                             (CUSIP NUMBER)


                                DECEMBER 31, 2005
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)
                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 9 Pages
                         Exhibit Index Appears on Page 8

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

------------------------------- --------------------------------------------               --------------------------------------
CUSIP No.                       518439 10 4                                      13G                      Page 2 of 9
------------------------------- --------------------------------------------               --------------------------------------
------------------------- -------------------------------------------------- ----------------------------------------------------
           1              NAME OF REPORTING PERSONS:                         RICHARD D. PARSONS


                          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                          (ENTITIES ONLY):
------------------------- ------------------------------------------------------------------------------------- -----------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                      (A) [_]
                                                                                                                      (B) [X]
------------------------- -------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- -------------------------------------------------- ----------------------------------------------------
           4              CITIZENSHIP OR PLACE OF ORGANIZATION:              UNITED STATES OF AMERICA

------------------------------- ----- ---------------------------------------------------- --------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                                   17,355,851
            SHARES
                                ----- ---------------------------------------------------- --------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                                 101,115
           OWNED BY
                                ----- ---------------------------------------------------- --------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                              17,355,851
           REPORTING
                                ----- ---------------------------------------------------- --------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                            101,115

------------------------- ---------------------------------------------------------------- --------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    17,456,966
                                                                                           ** SEE ITEM 4
------------------------- ------------------------------------------------------------------------------------- -----------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*                        N/A
                                                                                                                        [_]
------------------------- ------------------------------------------------------------------------------------- -----------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                    12.1%
                                                                                                                ** SEE ITEM 4
------------------------- -------------------------------------------------- ----------------------------------------------------
           12             TYPE OF REPORTING PERSON:                          IN
------------------------- -------------------------------------------------- ----------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  IDENTITY OF ISSUER

         (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

         (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY OF PERSON FILING

         (a) - (c)               This report is being filed by Richard D.
                                 Parsons with a business address of One Time
                                 Warner Center, New York, New York 10019 (the
                                 "Reporting Person"). The Reporting Person is a citizen of the United States of America.

         (d) - (e)               This report covers the Issuer's Class A Common
                                 Stock, par value $.01 per share (the "Class A
                                 Common Stock"). The CUSIP number of the Class A
                                 Common Stock is 518439 10 4.

ITEM 3.
                                Not Applicable.

ITEM 4.  OWNERSHIP

         (a) At December 31, 2005, the Reporting Person beneficially owned 17,456,966 shares of Class A Common Stock as follows: (i) 2,221 shares of Class A Common Stock held directly by the Reporting Person, (ii) 33,725 shares of Class A Common Stock pursuant to options that were exercisable on December 31, 2005 (and the Reporting Person has no other options to acquire any common stock of the Issuer that will become exercisable within 60 days following December 31, 2005), (iii) 500,000 shares of Class A Common Stock and 4,146,591 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"), held indirectly as the sole trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Estee Lauder and Joseph H. Lauder, as Grantors (the "Accumulation Trust"); (iv) 5,051,430 shares of Class B Stock as the sole trustee of Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor (the "ALZ 2000 Trust"); (v) 2,843,002
                                 shares of Class B Common Stock held indirectly as the sole trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Ronald S. Lauder, as Grantor (the "Distribution Trust"); (vi) 101,115 shares of Class B Common Stock held indirectly as the co-trustee of the Aerin Lauder Zinterhofer 2004 GRAT; and (vi) 4,778,882 shares of Class B Common Stock held indirectly as the sole trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor (the "JAL 2003 Trust"). The Reporting Person disclaims beneficial ownership of all such shares, except the ones he holds directly or pursuant to options that were exercisable on December 31, 2004 (and the Reporting Person has no other options to acquire any common stock of the Issuer that will become exercisable within 60 days following December 31, 2005). At December 31, 2005, 500,000 shares of Class A Common Stock held indirectly as the sole trustee of the Accumulation Trust are loaned to Ronald S. Lauder pursuant to a demand loan.

             (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 17,456,966 shares of Class A Common Stock, which would constitute 12.1% of the number of shares of Class A Common Stock outstanding.

                                 Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 535,946 shares of Class A Common Stock and the 16,921,020 shares of Class B Common Stock for which the Reporting Person has voting power constitute 17.2% of the aggregate voting power of the Issuer.

             (c) The Reporting Person has sole voting and dispositive power with respect to (i) the 2,221 shares of Class A Common Stock he holds directly and the 33,725 shares of Class A Common Stock that the Reporting Person has the right to acquire pursuant to options that are exercisable within 60 days as of January 1, 2006, (ii) the 500,000 shares of Class A Common Stock and the 4,146,591 shares of Class B Common Stock held indirectly as the sole trustee of the Accumulation Trust, (iii) the 5,051,430 shares of Class B Common Stock held indirectly as the sole trustee of the ALZ 2000 Trust, (iv) the 2,843,002 shares of Class B Common Stock held indirectly as the sole trustee of the Distribution Trust, and (v) the 4,778,882 shares of Class B Common Stock held indirectly as the sole trustee of the JAL 2003 Trust. The Reporting Person shares voting and dispositive power with respect to 101,115 shares of Class B Common Stock owned by the Aerin Lauder Zinterhofer 2004 GRAT.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                 Aerin Lauder and Jane Lauder, as beneficiaries of the Accumulation Trust and the Distribution Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (i) the 500,000 shares of Class A Common Stock and the 4,146,591 shares of Class B Common Stock owned by the Accumulation Trust and (ii) the 2,843,002 shares of Class B Common Stock owned by the Distribution Trust. Aerin Lauder, as beneficiary of the ALZ 2000 Trust and the ALZ 2004 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (i) the 5,051,430 shares of Class B Common Stock owned by the ALZ 2000 Trust and (ii), on or after May 26, 2006, up to 101,115 shares of the Class B Common Stock owned by the ALZ 2004 GRAT. Jane Lauder, as beneficiary of the JAL 2003 Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 4,778,882 shares of Class B Common Stock owned by the JAL 2003 Trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 The Reporting Person, in his capacity as trustee of various trusts, is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Reporting Person is the designee of Ronald S. Lauder. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                 Not Applicable.

ITEM 10. CERTIFICATION

                 Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2006
                                                    /s/ Richard D. Parsons
                                                    ---------------------------
                                                    Richard D. Parsons

                                  EXHIBIT INDEX
                                  -------------

Exhibit A       --       List of Parties to the Stockholders' Agreement

                                    EXHIBIT A
                                    ---------

                 List of Parties to the Stockholders' Agreement
                 ----------------------------------------------

Leonard A. Lauder, (a) individually and (b) as Trustee of The Estee Lauder 2002 Trust

Ronald S. Lauder, (a) individually, (b) as Trustee of The Descendents of Ronald
S. Lauder 1966 Trust and (c) as Trustee of The Estee Lauder 2002 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder and (f) as Trustee of the Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary
M. Lauder, Settlor

LAL Family Partners L.P.

Joel S. Ehrenkranz, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estee Lauder and Joseph H. Lauder, as Grantors, (b) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Ronald S. Lauder, as Grantor, (c) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor, (d) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT and (e) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor.

Ira T. Wender, as Trustee of The Estee Lauder 2002 Trust

The Estee Lauder Companies Inc.

The Ronald S. Lauder Foundation

The Rockefeller Trust Company (Delaware) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT